FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of April, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all your shares in HSBC Holdings plc, you should at once forward this document and the accompanying Form of Proxy to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This document should be read in conjunction with the accompanying Annual Report and Accounts and/or Annual Review in respect of the year ended 31 December 2005.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. The ordinary shares of HSBC Holdings plc trade under stock symbol 5 on The Stock Exchange of Hong Kong.

Shareholders may at any time choose to receive corporate communications in printed form or electronically. To register online to receive electronic communications,  or  revoke  or  amend  an  instruction  to  receive  electronic communications, go to www.hsbc.com/ecomms. If you received this document electronically and would like to receive a printed copy or would like to receive future shareholder communications in printed form, please write to the appropriate Registrar at the address given below. Printed copies will be provided without charge. Further copies of this document and a Chinese translation of this and future documents may be obtained from the Registrars:
Computershare Hong Kong Investor Services Limited, Hopewell Centre, 46th Floor, 183 Queen's Road East, Wan Chai, Hong Kong SAR; Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3FA, United Kingdom; or Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.


                                      HSBC Holdings plc

                                          Notice of
                                  Annual General Meeting
                                to be held on 26 May 2006


Notice of the Annual General Meeting to be held at Barbican Hall, Barbican Centre, London EC2 at 11.00 am on Friday 26 May 2006 is set out on pages 6 to 14.

The action to be taken by Shareholders is set out on page 2. Whether or not you propose to attend the Annual General Meeting you are requested to complete and submit a Form of Proxy in accordance with the instructions printed on the enclosed Form. The Form of Proxy must be received not less than 48 hours before the time of the holding of the Annual General Meeting.

                                                                    4 April 2006

Access to the Meeting

The Barbican Centre is wheelchair accessible, the auditorium is fitted with an induction loop, and parking spaces are available for disabled drivers. To help us ensure the Annual General Meeting is fully accessible to all Shareholders, please contact Surinder Gill (telephone 020 7992 1385, fax 020 7992 4631, e-mail surindergill@hsbc.com) if you have any particular access or other needs.

This Notice of Annual General Meeting and the accompanying Annual Report and Accounts and/or Annual Review are available on our web site, www.hsbc.com.

The  Annual   General   Meeting   can  be  viewed   live  on  the   internet  at
www.hsbc.com/agmwebcast. A recording of the Annual General Meeting will also be available after the conclusion of the meeting until 30 June 2006.

                                                                    4 April 2006

Dear Shareholder

                 Special Business at the Annual General Meeting

The purpose of this letter is to give you details of the proposals which will be considered as special business at the Annual General Meeting of the Company to be held on Friday 26 May 2006. The Notice of Annual General Meeting is set out on pages 6 to 14 of this document.

1 Resolutions 5 and 6 (Authority to Directors to allot shares and disapplication of pre-emption rights)

At last year's Annual General Meeting the Directors were again given general authorities to allot shares.

The general purpose of these authorities is to enable the Directors to issue new shares without having first to obtain the consent of Shareholders in general meeting. The need for such an issue of shares could arise, for example, in the context of a transaction (such as the acquisition of a company) which had to be completed speedily. The granting of such authorities is now commonplace, and your Board takes the view that it would be in the interests of the Company if the authorities were renewed.

In addition to the Ordinary Shares reserved for issue pursuant to the exercise of options previously granted under the employee share plans, the Directors would have authority to allot new Ordinary Shares up to a maximum amount (in nominal value) of US$1,137,200,000, equivalent to 20 per cent of the Ordinary Shares in issue on 24 March 2006, being the latest practicable date prior to the printing of this document.

Within this amount, the Directors would have authority to allot Ordinary Shares (and, in addition, to sell any Ordinary Shares which may be held in treasury) wholly for cash to persons other than existing Shareholders up to a maximum amount (in nominal value) of US$284,300,000. This is equivalent to approximately 5 per cent of the Ordinary Shares in issue on 24 March 2006. The Company does not currently hold any of its shares in treasury.

Other than on the exercise of options granted under the employee share plans or pursuant to the Company's scrip dividend scheme your Board has no present intention of issuing any further Ordinary Shares, and no issue will be made which would effectively change the control of the Company or the nature of its business without the prior approval of Shareholders in general meeting.

The Board is again seeking authority to issue sterling, United States dollar and euro preference shares. These preference shares were created to underpin issues of preferred securities, which are tax efficient regulatory capital, and with the intention that they may be used for the purpose of raising further regulatory capital. If any of the preference shares were to be issued they would, subject to regulatory approval, be redeemable at the Company's option and carry no voting rights except in exceptional circumstances but would rank in priority to the Company's Ordinary Shares with respect to participation in any return of capital. The Board has no present intention of exercising this authority.

It is proposed that these general authorities be extended until the Annual General Meeting in 2007.


HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom

2  Resolution 7 (Purchase of Ordinary Shares by the Company)

The Company has power under its Articles of Association to purchase its own shares. The Directors consider that it is appropriate to seek renewal of the mandate giving authority for the Company to make market purchases of up to 10 per cent of its own Ordinary Shares in issue. It is emphasised that it remains the Directors' policy to maintain a strong capital base, a policy which has been one of the Group's strengths over the years. Having this authority will, however, give added flexibility if the Directors consider it in the interests of the Company and its Shareholders to purchase Ordinary Shares in the market in appropriate circumstances.

The Companies Act 1985 (as amended) permits HSBC Holdings plc to elect to hold in treasury any Ordinary Shares it may repurchase, rather than automatically cancelling those shares. Approval has now also been received from the relevant regulatory authorities in Hong Kong to enable the Company to hold shares in treasury. The conditional waiver granted by the Hong Kong Stock Exchange on 19 December 2005 was granted on the basis of certain agreed modifications to the Hong Kong Stock Exchange's Listing Rules applicable to the Company, details of which can be found on the Company's website, www.hsbc.com and the Hong Kong Stock Exchange's website, www.hkex.com.hk. Copies of the modifications are also available from the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ and the Corporation Secretary, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong.

Further details regarding the proposed authority to be given to the Company to purchase its own shares and the waiver granted by the Hong Kong Stock Exchange are set out in Appendix I.

3  Resolution 8 (Directors' fees)

Directors' fees are regularly reviewed and compared with other large international companies. The current fee, which was approved by Shareholders in 2004, is GBP55,000 per annum. Having considered comprehensive data it is clear that the current Director's fee is below the level paid in other major UK companies. The approval of shareholders is sought for the fee for non-executive Directors to be increased to GBP65,000 per annum with effect from 1 January 2006. The executive Directors, who have waived their rights to receive a Director's fee from HSBC Holdings plc since 1 January 2005, would not be eligible to receive Directors' fees.

4  Recommendation

Your Board considers that the proposals described in this document are in the best interests of HSBC Holdings plc and its Shareholders and recommends that you should vote in favour of the resolutions relating thereto. The Directors intend to do so in respect of their own beneficial holdings.

5  Action to be taken

A Form of Proxy is enclosed for use at the Annual General Meeting. Whether or not you propose to attend the Annual General Meeting, you are requested to complete and submit a Form of Proxy in accordance with the instructions printed on the enclosed Form. The Form of Proxy must be received not less than 48 hours before the time of the holding of the Meeting. The completion and submission of a Form of Proxy will not preclude a Shareholder from attending and voting in person at the Meeting. Shareholders with internet access may submit their Form of Proxy electronically at www.hsbc.com/proxy by entering the Shareholder Reference and Personal Identification numbers printed on their Form of Proxy. For shares held through CREST, proxy appointments may be submitted via the CREST proxy voting system.

If you would like a question or questions to be addressed at the Annual General Meeting please complete and return the form on page 15 or send your question via email to agmquestions@hsbc.com.

We will endeavour to address any questions raised when the item of business to which the questions relate is under consideration by the Meeting. Any questions submitted that are not relevant to the business of the Meeting will be forwarded for the attention of an appropriate executive. Submitting a question in advance of the Meeting does not affect your rights as a Shareholder to attend and speak at the Meeting.

Yours sincerely


Sir John Bond
Group Chairman

                                   APPENDIX I
                   PURCHASE OF ORDINARY SHARES BY THE COMPANY

Set out below is information concerning the proposed general mandate for the purchase of shares by the Company (Resolution 7), which incorporates the Explanatory Statement required to be sent to Shareholders in accordance with the Listing Rules of the Hong Kong Stock Exchange as well as details of the waiver granted by the Hong Kong Stock Exchange to enable the Company to hold in treasury any shares it may repurchase.

(a) It is proposed that the Company be given authority to purchase up to 1,137,200,000 Ordinary Shares (which represent 10 per cent of the Ordinary Shares in issue on 24 March 2006, the latest practicable date prior to the printing of this document). Purchases of shares will be at prices not below the nominal value of each Ordinary Share, US$0.50 (or the equivalent in the relevant currency in which the purchase is effected), and at not more than 105 per cent of the average of the middle market quotations for the Ordinary Shares on the London Stock Exchange for the five dealing days before the relevant purchase or 105 per cent of the average of the closing prices of the Ordinary Shares on the Hong Kong Stock Exchange for the five dealing days before the relevant purchase, whichever is the lower.

(b) The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Company to purchase Ordinary Shares in the market and to give power to the Directors to exercise such authority. The Directors intend that purchases of shares should only be made if they consider that the purchase would operate for the benefit of the Company and Shareholders taking into account relevant factors and circumstances at that time, for example the effect on earnings per share. The Directors have no immediate plans to make any purchases under the proposed authority.

(c) It is expected that purchases will be funded from the Company's available cash flow or liquid resources and will, in any event, be made out of funds legally available for the purchase in accordance with the Memorandum and Articles of Association of the Company and the applicable laws of England and Wales.

(d) The Directors do not propose to execute purchases in circumstances where to do so would have a material adverse effect on the capital requirements of the Company or the liquidity levels which, in the opinion of the Directors, are from time to time appropriate for the Company. If the power to make purchases were to be carried out in full (equivalent to 10 per cent of the Ordinary Shares in issue on 24 March 2006) there might be a material adverse impact on the capital or liquidity position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31 December 2005).

(e) None of the Directors, nor, to the best of the knowledge of the Directors having made all reasonable enquiries, any associates (as defined in the Listing Rules of the Hong Kong Stock Exchange) of the Directors, has a present intention, in the event that Resolution 7 is approved by
     Shareholders, to sell any Ordinary Shares to the Company. No connected persons (as defined in the Listing Rules of the Hong Kong Stock Exchange) of the Company have notified the Company that they have a present intention to sell shares in the Company to the Company or have undertaken not to sell any of the shares in the Company held by them to the Company, in the event that Resolution 7 is approved.

(f) Under the provisions of the Companies Act 1985 (as amended) the Company is permitted, following any repurchase of Ordinary Shares, to retain and hold such shares in treasury, provided that the number of such shares held in treasury does not exceed 10 per cent of its total number of issued shares, rather than automatically cancelling them. On 19 December 2005, the Hong Kong Stock Exchange granted a waiver to the Company to enable it to hold any shares which it may repurchase in treasury ("the Waiver"). The Waiver is subject to certain conditions, including compliance by the Company with all applicable law and regulation in the United Kingdom in relation to the holding of shares in treasury. As part of the Waiver, the Company has agreed with the Hong Kong Stock Exchange a set of modifications to the Hong Kong Stock Exchange's Listing Rules necessary to enable the Company to hold treasury shares. The modifications also reflect various consequential matters to deal with the fact that the Company may hold treasury shares in the future. A full version of the modifications is available on the Company's website, www.hsbc.com, and the Hong Kong Stock Exchange's website, www.hkex.com.hk. Copies of the modifications are also available from the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ and the Corporation Secretary, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong. In accordance with the terms of the Waiver, the Company confirms that it will comply with the applicable law and regulation in the United Kingdom in relation to the holding of any shares in treasury and with the conditions of the Waiver in connection with any shares which it may hold in treasury.

(g) The Directors have undertaken to the Hong Kong Stock Exchange that, if they exercise any power of the Company to make purchases pursuant to Resolution 7, they will do so in accordance with the Listing Rules of the Hong Kong Stock Exchange (as modified to enable the Company to hold in treasury any shares it may repurchase) and the applicable laws of England and Wales.

(h) The Directors are not aware of any consequences which would arise under any applicable Takeover Code as a result of any purchases made by the Company pursuant to Resolution 7, if approved.

(i) The Company has not purchased any of its own shares whether on the Hong Kong Stock Exchange or otherwise in the six months prior to the date of this document.

(j) The highest and lowest prices at which Ordinary Shares or, in the case of the New York Stock Exchange, American Depositary Shares ("ADS"), have traded on the Hong Kong, London, New York, Paris and Bermuda Stock Exchanges during each of the twelve months prior to 24 March 2006 (the latest practicable date prior to the printing of this document) were as follows:



                                                              New York
                     Hong Kong            London           Stock Exchange      Euronext Paris        Bermuda
                   Stock Exchange     Stock Exchange          (ADS(1))         Stock Exchange    Stock Exchange

                  Lowest   Highest   Lowest    Highest    Lowest    Highest   Lowest    Highest   Lowest  Highest
                  (HK$)     (HK$)    (GBP)     (GBP)      (US$)      (US$)    (EUR)     (EUR)     (BD$)    (BD$)

March 2005         122.50    131.00     8.295     8.695      78.27     83.03     12.10     12.74    15.90   16.60
April 2005         122.00    125.50     8.215     8.480      78.13     80.22     12.02     12.47    15.70   16.05
May 2005           123.00    127.00     8.405     8.750      79.05     81.74     12.25     12.88    15.75   16.20
June 2005          123.00    127.00     8.675     8.980      79.01     81.71     12.85     13.52    15.80   16.10
July 2005          122.90    127.70     8.800     9.415      77.97     81.97     12.81     13.59    16.00   16.15
August 2005        124.00    129.50     8.850     9.360      79.50     83.49     12.95     13.66    16.10   16.50
September 2005     124.80    127.20     8.790     9.260      80.30     82.40     12.86     13.54    16.15   16.55
October 2005       120.00    126.40     8.675     9.260      77.23     81.46     12.73     13.63    15.65   16.20
November 2005      121.60    125.90     8.875     9.540      78.71     81.80     12.91     13.95    16.05   16.30
December 2005      123.90    126.60     9.070     9.395      79.90     81.79     13.41     13.89    16.20   16.45
January 2006       124.20    131.90     9.210     9.705      80.85     85.75     13.41     14.19    16.35   17.10
February 2006      127.30    133.70     9.275     9.940      82.06     86.35     13.65     14.59    16.60   17.00

1  Each ADS represents five Ordinary Shares.


                                HSBC Holdings plc
                        Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 26 May 2006 at
11.00 am to transact the following ordinary business:

         1 to receive and consider the Annual Accounts and Reports of the Directors and of the Auditor for the year ended 31 December 2005;

         2 to approve the Directors' Remuneration Report for the year ended 31 December 2005;

         3     to re-elect Directors:

               (a)         The Baroness Dunn;
               (b)         M F Geoghegan;
               (c)         S K Green;
               (d)         Sir Mark Moody-Stuart;
               (e)         S M Robertson;
               (f)         H Sohmen; and
               (g)         Sir Brian Williamson;

        4 to reappoint KPMG Audit Plc as Auditor at remuneration to be determined by the Group Audit Committee;

and by way of special business to consider and (if thought fit) pass the following Resolutions of which Resolutions 5, 7 and 8 will be proposed as Ordinary Resolutions and Resolution 6 will be proposed as a Special Resolution:

        5 THAT the Directors be and they are hereby generally and unconditionally authorised pursuant to and for the purposes of section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of GBP100,000 and EUR100,000 (in each such case in the form of 10,000,000 non-cumulative preference shares), US$85,500 (in the form of 8,550,000 non-cumulative preference shares) and US$1,137,200,000 (in the form of Ordinary Shares of US$0.50 each ("Ordinary Shares")) provided that this authority shall be limited so that, otherwise than pursuant to:

               (a) a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to:

                   (i)   Ordinary   Shareholders where the relevant securities
                         respectively attributable to the interests of all Ordinary Shareholders are proportionate (or as nearly as may be) to the respective number of Ordinary Shares held by them; and

                  (ii) holders of securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such a rights issue or other issue,

                   but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or securities represented by depositary receipts or having regard to any restrictions, obligations or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; or

               (b) the terms of any share plan for  employees of the Company or any of its subsidiary undertakings; or

               (c) any   scrip   dividend   scheme  or   similar   arrangements
                   implemented in accordance with the Articles of Association of the Company; or

               (d) the allotment of up to 10,000,000  non-cumulative preference shares of GBP0.01  each, 8,550,000  non-cumulative preference
                   shares  of  US$0.01  each  and 10,000,000   non-cumulative
                   preference shares of EUR0.01 each in the capital of the Company,

               the nominal amount of relevant securities to be allotted by the Directors pursuant to this authority wholly for cash shall not in aggregate, together with any allotment of other equity securities authorised by sub-paragraph (b) of Resolution 6 set out in the Notice convening this Meeting, exceed US$284,300,000 (being equal to approximately 5 per cent of the nominal amount of Ordinary Shares of the Company in issue at the latest practicable date prior to the printing of the Notice of this Meeting) and such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2007 save that this authority shall allow the Company before the expiry of this authority to make offers or agreements which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

        6     THAT  the  Directors  be and are  hereby  empowered  pursuant  to section 95 of the Companies Act 1985 ("the Act")

               (a) subject to the passing of Resolution 5 set out in the Notice convening this Meeting, to allot equity securities (as defined by section 94 of the Act) the subject of the authority granted by Resolution 5; and

               (b) to allot any other equity  securities (as defined by section
                   94 of the Act) which are held by the Company in treasury,

               in each case as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2007 save that this power shall enable the Company before the expiry of this power to make offers or agreements which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

        7 THAT the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of Ordinary Shares of US$0.50 each in the capital of the Company ("Ordinary Shares") and the Directors are authorised to exercise such authority provided that:

               (a) the maximum number of Ordinary Shares hereby authorised to be purchased is 1,137,200,000 Ordinary Shares;

               (b) the minimum price (exclusive of expenses) which may be paid for each Ordinary Share is US$0.50 (or the equivalent in the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of United States dollars with such other currency as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00 am (London time) on the business day (being a day on which banks are ordinarily open for the transaction of normal banking business in London) prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc);

               (c) the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is the lower of (i) 105 per cent of the average of the middle market quotations for the Ordinary Shares (as derived from the Daily Official List of the London Stock Exchange plc) for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased or (ii) 105 per cent of the average of the closing prices of the Ordinary Shares on The Stock Exchange of Hong Kong Limited for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, in each case converted (where relevant) into the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of such currency with the currency in which the quotation and/or price is given as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00 am (London time) on the business day prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

               (d) unless previously revoked or varied this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2007; and

               (e) the Company may prior to the expiry of this authority make a contract to purchase Ordinary Shares under this authority which will or may be executed wholly or partly after such expiry and may make a purchase of Ordinary Shares pursuant to any such contract.

         8 THAT pursuant to Article 104.1 of the Articles of Association of the Company with effect from 1 January 2006 each non-executive Director (other than an alternate Director) shall be entitled to receive GBP65,000 per annum by way of fees for his or her services as a Director and no such fee shall be payable to any executive Director.

By Order of the Board

R G Barber
Group Company Secretary                   4 April 2006







HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom

Notes:

            (1) Voting at the Meeting may be decided on a show of hands, unless a poll is directed by the Chairman of the Meeting or a poll is demanded by:

                  (a) at least five members present in person or by proxy and entitled to vote at the meeting; or

                  (b) a member or members  present  in person or by proxy
                      representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

                  (c) a member or members  present in person or by proxy
                      holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

            (2) A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of the member. A proxy need not be a member.
                  Completion and submission of an instrument appointing a proxy will not preclude a member from attending and voting in person at the Meeting.

            (3) In order to be valid, the instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, must be deposited at: the offices of Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3FA, United Kingdom; the offices of Computershare Hong Kong Investor Services Limited, Hopewell Centre, 46th Floor, 183 Queen's Road East, Wan Chai, Hong Kong SAR; or Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda not less than 48 hours before the time of the holding of the Meeting (or any adjourned meeting). In the case of an appointment of a proxy submitted in electronic form, such appointment must be received not less than 48 hours before the time of the holding of the Meeting (or any adjourned meeting). It should be noted, however, that any power of attorney or other authority relating to an appointment of a proxy cannot be submitted electronically and must be deposited as referred to above for the appointment to be valid.

            (4) Pursuant to the Uncertificated Securities Regulations 2001, changes to entries on the principal register of members of the Company maintained in England (the 'Principal Register') after midnight (London time) on the day prior to the day immediately before the Meeting or any adjourned meeting (as the case may be) shall be disregarded in determining the rights of a member to attend or vote at the Meeting or any adjourned meeting (as the case may be). Accordingly, a member entered on the Principal Register at midnight on the day prior to the day immediately before the Meeting or any adjourned meeting (as the case may be) shall be entitled to attend and vote at the Meeting or any adjourned meeting (as the case may be) in respect of the number of such shares entered against the member's name at that time.

            (5) CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so for the Meeting or any adjourned meeting by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

                  In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST manual. The message must be transmitted so as to be received by the issuer's agent (ID 3RA50) by the latest time for receipt of proxy appointments specified in Note (3) above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

                  CREST members and, where applicable, their CREST sponsor or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

                  Pursuant to Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 the Company may treat as invalid a CREST Proxy Instruction if the Company has actual notice that:

                  -   the information in the instruction is incorrect;

                  - the person expressed to have sent the instruction did not in fact send it; or

                  - the person sending the instruction on behalf of the relevant shareholder did not have the authority to do so.

            (6) In the case of joint registered holders of any share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the Principal Register or either the Hong Kong or Bermuda Overseas Branch Registers of the Company, as appropriate.

            (7) The Directors are Sir John Bond (who will retire as a Director on 26 May 2006), Lord Butler+, R K F Ch'ien+, J D Coombe+, The Baroness Dunn*, R A Fairhead+, D J Flint, W K L Fung+, S K Green, M F Geoghegan, S Hintze+, J W J Hughes-Hallett+, A W Jebson (who will retire as a Director on 26 May 2006), Sir John Kemp-Welch+ (who will retire as a Director on 26 May 2006), Sir Brian Moffat+, Sir Mark Moody-Stuart+, S W Newton+, S M Robertson+, H Sohmen* and Sir Brian Williamson+. The Group Chairman has confirmed that the Directors standing for re-election under Resolution 3 continue to perform effectively and demonstrate commitment to their roles. The particulars required to be disclosed, pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, of the Directors standing for re-election are:

                  *The Baroness Lydia Selina Dunn, DBE, Deputy Chairman and senior non-executive Director
                  Age 66. An executive Director of John Swire & Sons Limited and a Director of Swire Pacific Limited. A non-executive Director since 1990 and a non-executive Deputy Chairman since 1992. A member of the Nomination Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1981 to 1996. A member of the Asia Task Force. A former Senior Member of the Hong Kong Executive Council and Legislative Council.

                  Michael Francis Geoghegan, CBE, Deputy Chairman, HSBC Bank plc. (Group Chief Executive designate)
                  Age 52. An executive Director since March 2004. Joined HSBC in 1973. A Director and, since 6 March 2006, Deputy Chairman of HSBC Bank plc. A Director of HSBC France and HSBC Private Banking Holdings (Suisse) S.A. President of HSBC Bank Brasil S.A.-Banco Multiplo from 1997 to 2003 and responsible for all of HSBC's business throughout South America from 2000 to 2003. Chief Executive of HSBC Bank plc from January 2004 to 6 March 2006. A non-executive Director and Chairman of Young Enterprise.

               Stephen Keith Green, Group Chief Executive (Group Chairman designate), M.Sc
               Age 57. An executive Director since 1998. Executive Director, Corporate, Investment Banking and Markets from 1998 to 2003. Joined HSBC in 1982. Group Treasurer from 1992 to 1998. Chairman of HSBC Bank plc, HSBC Bank Middle East Limited, HSBC Bank USA, N.A., HSBC Group Investment Businesses Limited, HSBC Private Banking Holdings (Suisse) S.A., and HSBC USA Inc. A Director of The Bank of Bermuda Limited, HSBC France, The Hongkong and Shanghai Banking Corporation Limited, Grupo Financiero HSBC, S.A. de C.V., HSBC North America Holdings Inc. and HSBC Trinkaus & Burkhardt KGaA.

               +Sir Mark Moody-Stuart, KCMG, MA, PhD
               Age 65. Chairman of Anglo American plc. A non-executive Director since 2001. Chairman of the Remuneration Committee and a member of the Corporate Social Responsibility Committee. A non-executive Director of Accenture Limited, a Governor of Nuffield Hospitals, President of the Liverpool School of Tropical Medicine and Chairman of the Global Business Coalition on HIV/AIDS. A former Director and Chairman of The 'Shell' Transport and Trading Company, plc and former Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies.

               +Simon Manwaring Robertson
               Age 65. Non-executive Chairman of Rolls-Royce Group plc and the founder member of Simon Robertson Associates LLP. A non-executive Director since 3 January 2006. A Director of The Economist Newspaper Limited, The Royal Opera House Covent Garden Limited and a non-executive Director of Berry Bros. & Rudd Limited. Chairman of Trustees of the Royal Academy Trust and the Ernest Kleinwort Charitable Trust. A trustee of the Eden Project and the Royal Opera House Endowment Fund. A former Managing Director of Goldman Sachs International. Former Chairman of Dresdner Kleinwort Benson and a former non-executive Director of Inchcape plc, Invensys plc and the London Stock Exchange plc.

               S M Robertson brings to the Board as a non-executive Director a background in corporate advisory which is complementary to the skills and expertise of other Directors. It is the belief of the Board that S M Robertson is fully able to discharge his duties as an independent non-executive director.

               *Helmut Sohmen, OBE, Dr. Jur., MCL, LLM
               Age 66. Chairman of Bergesen Worldwide Limited and Bergesen Worldwide Gas ASA. Chairman and President of BW Corporation Limited (formerly World-Wide Shipping Group Limited) and Chairman of The International Tanker Owners Pollution Federation Limited. A non-executive Director since 1990. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1984 to May 2005 and Deputy Chairman from 1996 to May 2005. +Sir Brian Williamson, CBE, MA (Hons)

               Age 61. Chairman of Electra Private Equity plc. A non-executive Director since 2002. A member of the Nomination Committee. A non-executive Director of Resolution plc. A member of the Supervisory Board of Euronext NV. A senior adviser to Fleming Family and Partners. Former Chairman of London International Financial Futures and Options Exchange, Gerrard Group plc and Resolution Life Group Limited. A former non-executive Director of the Financial Services Authority and of the Court of The Bank of Ireland.

               Sir Brian Williamson was a non-executive Director of Mloop plc, an internet-based mobile telephone handset exchange company, incorporated in the United Kingdom, when it went into voluntary liquidation on 25 July 2002 with a deficiency in the amount due to creditors of GBP1,513,521. The liquidation is ongoing.

                           *Non-executive Director

                           +Independent non-executive Director

                    None of the Directors standing for re-election has any material relationship with another Director, member of Senior Management or substantial or controlling shareholder. S M Robertson is non-executive Chairman of Rolls Royce Group plc which owns 45 per cent of Hong Kong Aero Engine Services Limited (HAESL). Another 45 per cent of HAESL is owned by Hong Kong Aircraft Engineering Company Limited (HAECO), which is a non wholly-owned subsidiary of John Swire & Sons Limited. J W J Hughes-Hallett, an independent non-executive Director of HSBC Holdings plc, and Baroness Dunn, a Deputy Chairman of HSBC Holdings plc, are Chairman and executive Director respectively of John Swire & Sons Limited. HAECO also provides management services to HAESL. S M Robertson is a Director of The Economist Newspaper Limited. R A Fairhead, an independent non-executive Director of HSBC Holdings plc, is also a Director of The Economist Newspaper Limited.

                    Mr Robertson is Chairman of Trustees of The Royal Academy Trust. J D Coombe, an independent non-executive Director of HSBC Holdings plc, serves on the Board of Trustees of the same trust.

                    S M Robertson was a Trustee of the St Paul's Cathedral Foundation from 2000 until 19 May 2005. During this period S K Green, the Group Chief Executive, and Sir Brian Williamson, an independent non-executive Director of HSBC Holdings plc, also served as Trustees. S M Robertson served as a non-executive Director of Inchcape plc from 1996 to 12 May 2005. Dr R K F Ch'ien, an independent non-executive Director of HSBC Holdings plc, has served as a non-executive Director of Inchcape plc since 1997. From 1998 to 2001, S M Robertson was a non-executive Director of London Stock
                    Exchange plc. Sir John Kemp-Welch, an independent non-executive Director of HSBC Holdings plc, served as a non-executive Director of London Stock Exchange plc from 1991 and was its Chairman from 1994 to 2000.

                    S M Robertson was a Managing Director of Goldman Sachs International until 1 August 2005. Goldman Sachs are brokers to HSBC Holdings plc and advised: the Company on its acquisition of Credit Commercial de France S.A. in 2000; Household International Inc. when it was acquired by HSBC Holdings plc in 2003; and Bank of Communications Limited when a 19.9 per cent interest was acquired by HSBC Holdings plc in 2004.

                    According to the registers of Directors' interests maintained by HSBC Holdings plc pursuant to section 325 of the Companies Act 1985 and section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors standing for re-election had the following interests in the shares and loan capital of HSBC at 6 March 2006 (the date of the Report of the Directors), all beneficial unless otherwise stated. Changes in Directors' interests since 6 March 2006 are shown in note (11) below.




                                                            Jointly                               Percentage of
HSBC Holdings                             Child                With                                    Ordinary
ordinary shares of         Beneficial  under 18             another              Equity Total         Shares in
US$0.50                        owner  or spouse  Trustee     person     Other derivativeinterests         issue

Baroness Dunn                142,782          -    28,650         -         -         -  171,432           0.00
M F Geoghegan                 74,069          -         -         -         -         -   74,069           0.00
S K Green                    235,474     16,500         -    45,355         -  3,070(1)  300,399           0.00
Sir Mark Moody-Stuart          5,000        840  5,000(2)         -         -         -   10,840           0.00
S M Robertson                      -          - 36,195(2)         -         -         -   36,195           0.00
H Sohmen                           -  1,302,274         -         - 2,067,873(3)      - 3,370,147          0.03
Sir Brian Williamson          16,686          -         -         -         -         -   16,686           0.00
_______________________________________________________________________________________________________________


1        Savings-related share options.
2        Non-beneficial.
3        Interests held by private investment companies.

     At 6 March 2006 M F Geoghegan and S K Green had interests in 479,503 and 806,403 HSBC Holdings Ordinary Shares of US$0.50 respectively arising from conditional awards of Performance Shares under the HSBC Holdings Restricted Share Plan 2000 and The HSBC Share Plan, subject to the vesting arrangements set out on pages 44 to 46 of the Annual Review and pages 220 to 223 of the Annual Report and Accounts. The aggregate interests of M F Geoghegan and S K Green in HSBC Holdings Ordinary Shares of US$0.50 including interests arising through conditional awards of Performance Shares are 553,572 and 1,106,802 shares respectively (each less than 0.01 per cent of the shares in issue).

     At 6 March 2006 S K Green had an interest as beneficial owner in EUR75,000 of HSBC Holdings plc 5(1)/2 per cent Subordinated Notes 2009. At 6 March 2006 as Directors of HSBC France and of HSBC Private Banking Holdings (Suisse) S.A. M F Geoghegan and S K Green each had an interest as beneficial owner in one share in each company of EUR5 and CHF1,000 respectively. The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be Directors.

     Baroness Dunn, Sir Mark Moody-Stuart, S M Robertson and Sir Brian Williamson, non-executive Directors who are standing for re-election, each receive a Director's fee of GBP55,000 per annum. Directors' fees were last authorised by Shareholders at the 2004 Annual General Meeting. Resolution 8 proposes to increase the fees payable to each non-executive Director to GBP65,000 per annum. In addition, Baroness Dunn and Sir Brian Williamson each receive a fee of GBP20,000 per annum as members of the Nomination Committee; and Sir Mark Moody-Stuart receives fees of GBP40,000 per annum as Chairman of the Remuneration Committee and of GBP20,000 per annum as a member of the Corporate Social Responsibility Committee. Committee fees are determined by the Board. Those Directors to whom fees are payable do not participate in that determination. H Sohmen, who is also standing for re-election, has waived all fees payable to him by HSBC Holdings.

     Non-executive Directors do not have service contracts with HSBC Holdings plc. The terms of appointment for the non-executive Directors standing for re-election will expire: in 2007 Baroness Dunn, Sir Mark Moody-Stuart and H Sohmen; and in 2009 S M Robertson and Sir Brian Williamson.

     M F Geoghegan and S K Green are employed on rolling contracts dated 25 May 2004 and 9 March 1998 respectively, which require 12 months' notice to be given by either party. Under their service contracts, M F Geoghegan and S K Green receive a basic salary and a discretionary annual cash bonus. The basic salaries of M F Geoghegan and S K Green are GBP1,000,000 and GBP1,250,000 per annum respectively. The performance factors to determine the discretionary annual cash bonuses are explained on page 43 of the accompanying Annual Review and on page 219 of the Annual Report and Accounts. Remuneration policy for executive Directors is intended to provide competitive rates of base salary but with the potential for the majority of the value of the remuneration package to be delivered in the form of both short and long-term incentives. M F Geoghegan and S K Green have waived their rights to receive Directors' fees from HSBC Holdings plc.

     Save as disclosed above there are no further particulars required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

(8) The general purpose of the authorities to be conferred on the Directors by Resolutions 5 and 6 is to enable the Directors to allot shares (or sell shares held by the Company in treasury following an own share purchase) up to a specified number without having first to obtain the consent of Ordinary Shareholders in general meeting. The Directors have undertaken that no capital will be issued which would effectively change the control of the Company or the nature of its business without the prior approval of Ordinary Shareholders in general meeting.

(9) The purpose of the authority to be conferred by Resolution 7 is to enable the Company to make market purchases of its own shares. The total number of options to subscribe for Ordinary Shares outstanding on 24 March 2006 (the latest practicable date prior to printing of this document) was 366,897,169 which represented 3.23 per cent of the issued ordinary share capital as at that date. If the Company were to purchase the maximum number of Ordinary Shares permitted by this Resolution, the options outstanding on 24 March 2006 would represent 3.58 per cent of the issued ordinary share capital.

(10) For safety reasons, security checks will be carried out on entry to the Meeting. Shareholders are reminded that briefcases, cameras and tape-recorders will not be allowed in the Meeting and that all mobile telephones must be switched off.

(11) According to the registers of Directors' interests maintained by the Company pursuant to section 325 of the Companies Act 1985 and section 352 of the Securities and Futures Ordinance of Hong Kong, the following changes in the Directors' interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC Holdings plc and its subsidiaries or associated corporations have occurred during the period from 6 March 2006 (the date of the Report of the Directors) to 24 March 2006 (the latest practicable date prior to the printing of this document):

    (a) The undernamed Directors were granted conditional awards of Performance Shares under The HSBC Share Plan which give rise to additional interests as beneficiaries of a trust in the number of HSBC Holdings Ordinary Shares of US$0.50 shown below:

         D J Flint              161,458
         M F Geoghegan          201,823
         S K Green              252,278


     The awards are subject to the vesting arrangements set out on pages 44 to 46 of the Annual Review and pages 220 to 221 of the Annual Report and Accounts.

    (b) The non-beneficial interests of J W J Hughes-Hallett as Trustee increased by the acquisition of 5,000 HSBC Holdings ordinary shares of US$0.50.

    (c) S M Robertson acquired 5,000 HSBC Holdings ordinary shares of US$0.50 as beneficial owner.

    (d) D J Flint acquired two HSBC Holdings ordinary shares of US$0.50 as beneficial owner following an automatic reinvestment by an Individual Savings Account manager.

    (e) The performance conditions for the awards made in 2001 under the HSBC Holdings Restricted Share Plan 2000 have been met and the awards have vested. Upon vesting, the Trustee of the Restricted Share Plan, unless otherwise requested, sold sufficient HSBC Holdings Ordinary Shares of US$0.50 to meet the tax liability arising on the vesting and sold additional shares as instructed by the participant. The Trustee transferred any remaining entitlements to shares to the participants. As a consequence, the interests of the undernamed Directors in the HSBC Holdings Ordinary Shares of US$0.50 as beneficiaries of a trust have reduced and their interests as beneficial owners have increased by the number of shares shown below:




                                                   Reduction in
                                                   interest as
                                                   beneficiary of    Increase
                                                   a trust         ininterest
                                                                 asbeneficial
                                                                        owner
                       Sir John Bond                 92,064       54,318
                       D J Flint                     65,761       19,000
                       M F Geoghegan                 39,457       39,456
                       S K Green                     92,064       92,063
                       A W Jebson                    78,912            -




   (12) According to the register maintained under section 211 of the Companies Act 1985 at 24March 2006 (the latest practicable date prior to the printing of this document), Legal and General Investment Management Limited gave notice on 11 June 2002 that it had an interest in 284,604,788 HSBC Holdings Ordinary Shares of US$0.50, representing
          3.01 per cent of the Ordinary Shares in issue at that date, Barclays PLC gave notice on 2 June 2005 that it had an interest in 351,871,399 HSBC Holdings Ordinary Shares representing 3.14 per cent of the Ordinary Shares in issue at that date and Credit Suisse First Boston gave notice on 30 November 2005 that it had an interest in 553,491,660 HSBC Holdings Ordinary Shares of US$0.50, representing 4.89 per cent of the Ordinary Shares in issue at that date.

   (13) In the event of a conflict between any translation and the English text hereof, the English text will prevail.

Annual General Meeting - 26 May 2006

If there is a question or questions you would like to have addressed at the Annual General Meeting on 26 May 2006, please write your question(s) here and return this form as indicated below. Alternatively, please send your question by email to agmquestions@hsbc.com.

Questions





We will endeavour to address any issues raised when the item of business to which the question relates is under consideration by the Meeting. Any questions submitted that are not relevant to the business of the Meeting will be forwarded for the attention of an appropriate executive.

Submitting a question in advance of the Meeting does not affect your rights as a shareholder to attend and speak at the Meeting.

Signed:

Name:

Shareholder Reference Number:

Please return this form to the Registrars: Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3FA, United Kingdom; Computershare Hong Kong Investor Services Limited, Hopewell Centre, 46th Floor, 183 Queen's Road East, Wan Chai, Hong Kong SAR; or Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  04 April, 2006